Exhibit 99.4
December [•], 2010
To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:
     This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the offering by Farmers National Banc Corp. (“we,” “us,” “our” or the “Company) of its common shares, no par value (“Common Shares”), pursuant to the exercise of subscription rights (“Subscription Rights”) distributed, at no charge, to all holders of record of Common Shares at 5:00 p.m., Eastern Time, on October 25, 2010 (the “Record Date”). The Subscription Rights are more fully described in the enclosed prospectus, dated December [•], 2010 (the “Prospectus”), and evidenced by a Subscription Rights Certificate registered in your name or in the name of your nominee.
Summary Of The Terms Of The Rights Offering
•	Each beneficial owner of Common Shares registered in your name or the name of your nominee will receive one Subscription Right for each Common Share beneficially owned as of 5:00 p.m., Eastern Time, on the Record Date. Each Subscription Right entitles the beneficial owner to a basic subscription right (the “Basic Subscription Right”) and an oversubscription privilege (the “Oversubscription Privilege”).

•	The Basic Subscription Right entitles the beneficial owner the opportunity to purchase [•] Common Shares at a subscription price of $[•] per share (the “Subscription Price”) for each Common Share owned by the beneficial owner. Fractional Common Shares resulting from the exercise of the Basic Subscription Right will be eliminated by rounding down to the nearest whole share. For example, if the beneficial owner owned 100 Common Shares as of 5:00 p.m., Eastern Time, on the Record Date, the beneficial owner would have received 100 Subscription Rights and would have the right to purchase [•] Common Shares for $ [•] per share.

•	In the event that the beneficial owner purchases all of the Common Shares available to the beneficial owner pursuant to the beneficial owner’s Basic Subscription Right, the beneficial owner may also choose to exercise the Oversubscription Privilege, subject to certain limitations and subject to allotment, to purchase a portion of any Common Shares that are not purchased by our other shareholders through the exercise of their Basic Subscription Rights.

•	The Rights Offering expires at 5:00 p.m., Eastern Time, on [•], 2011, unless we extend the period of the Rights Offering beyond such date or cancel the Rights Offering earlier. If beneficial owners do not exercise their Subscription Rights before that time, such rights will expire and will not be exercisable for Common Shares.

•	Once an election to exercise Subscription Rights is made, neither you or the beneficial owner can revoke the election.

     We are asking you to contact your clients for whom you hold Common Shares registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.
     Enclosed are copies of the following documents for you to use:
1.	the Prospectus;

2.	the Instructions For Use Of Farmers National Banc Corp. Rights Certificate;

3.	a form letter which may be sent to your clients for whose accounts you hold Common Shares registered in your name or in the name of your nominee;

4.	the Beneficial Owner Election Form, on which you may obtain your clients’ instructions with regard to the Subscription Rights;

5.	Nominee Holder Certification, which must be completed and submitted by you if you exercise the Subscription Rights; and

6.	A return envelope addressed to BNY Mellon Shareowner Services (the “Subscription Agent” and the “Information Agent”).
     All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Subscription Rights will be paid for by the account of the holder of the Subscription Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.
     Your prompt action is requested. To exercise the rights, you should deliver the properly completed and signed Nominee Holder Certification Form, with payment of the total aggregate Subscription Price for the Common Shares subscribed for pursuant to the beneficial owner’s Basic Subscription Right and the Oversubscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Nominee Holder Certification Form, with payment of the total aggregate Subscription Price, prior to the Expiration Date.
     Additional copies of the enclosed materials may be obtained from the Information Agent by telephone, if you are located within the U.S., Canada or Puerto Rico, at (866) 365-9071 (toll free) or, if you are located outside the U.S., at (201) 680-6575 (collect).

Sincerely,
John S. Gulas
President and Chief Executive Officer

The Subscription Rights Are Exercisable Until 5:00 P.M. Eastern Time
On [•], 2011 Unless Extended Or Canceled Earlier.

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